EXHIBIT 17

RESIGNATION LETTER

May 15, 2019

To the Shareholders and Board of Directors of

Blake Insomnia Therapeutics, Inc.

Gentlemen:

This letter shall serve as notice that as of the date hereof, I hereby resign from my position as President, Chief Executive Officer, Secretary, Treasurer, and member of the Board of Directors Blake Insomnia Therapeutics, Inc. (the “Corporation”), effective upon the appointment of a replacement officer and director by the Board of Directors of the Corporation. My resignation is not the result of any disagreement with the Corporation on any matter relating to its operation, policies (including accounting or financial policies) or practices.

Sincerely,

/s/ Daniel Cattlin
Daniel Cattlin